Investor Video Transcript

Moxie For Kids, Inc.
Transcript prepared from the final video caption file.

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Hi, I'm James Wall, co-founder and CEO of Moxie.

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I'm making this video because after years working in education and youth

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development, I've become convinced that one of the biggest gaps in children's

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emotional development is not a lack of research, it's a

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lack of practical support for families.

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That's the gap we're building Moxie to address.

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In the United States, we're investing billions in kids' emotional development in

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schools, and then we stop at 3:00 PM.

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That's where things start to break down, because at home, where

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behavior is actually shaped,

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most families are on their own. Parents are dealing with this every day:

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frustration, meltdowns, anxiety,

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trying to help their kids navigate emotions, but without any real

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structure or support. And at the same time, we're seeing a real rise in

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mental health challenges among young people.

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The interesting thing is, we don't have a knowledge problem.

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We already know what works. There's over 20 years of research,

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much of it from Harvard, showing how children build emotional skills

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like self-regulation, focus, and empathy.

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The problem is that none of this has ever been translated into daily

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family life in a simple, usable way.

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That's what we're building with Moxie,

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a simple platform that helps parents and kids build these skills

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together through short, play-based activities they can

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use in everyday moments.

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And it's not about more screen time, it's about better interactions.

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It's not content, it's connection.

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We're working directly with Harvard's ESOL lab on the underlying science,

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and we already have pilot partners lined up, including a school for

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twice-exceptional kids in New York City, select schools in the US

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Virgin Islands and Kentucky, with additional conversations

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underway. Our belief is that emotional development doesn't happen in the

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classroom alone. It happens at home, every day,

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in small moments. And if we can support families in those

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moments, we can have a meaningful impact on children's long-term

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wellbeing. We've got the research.

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We've got the early demand.

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Now we're hoping to raise capital in the coming months to build the

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platform and bring it to market.

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If this resonates, we'd love to have you involved.

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